EXHIBIT 99.1

            June 20, 2006

Mr. John Hansen, Chairman

Mr. Ray Brunner, President and Chief Executive Officer

Design Within Reach, Inc.
225 Bush Street
San Francisco, CA 94104

Dear Sirs:

As the Company’s largest shareholder, I have from time to time discussed with each of you, as well as other members of the Company’s Board, mutual views regarding the Company and its affairs. I have appreciated those opportunities, and have sought to contribute constructively to efforts to pursue a turnaround for the Company.

Most recently, management has been actively seeking my support for its proposal to amend and restate the Company’s 2004 Equity Incentive Award Plan to, among other things, significantly increase the number of shares available for issuance under that Plan to officers and other employees, consultants and directors, which is being submitted for shareholder approval at the upcoming Annual Meeting.

As you know, I have come to believe that the Company’s efforts to effect a successful turnaround can be aided by expanding the breadth and experience base of the Company’s Board. We discussed that concern again when you sought my support to expand the 2004 Plan. We also spoke about the possibility that a representative of another substantial shareholder, unrelated to me, might join the Board. I believe adding such a person to the Board, along with an additional new director to be identified as promptly as possible, would go a long way toward helping the Company achieve its goals. I was disappointed to hear from you yesterday that such an expansion of the Board was not an immediate priority.

I believe I have the same interest as other shareholders in seeing the Company pursue a successful turnaround strategy, and in motivating the Company’s employees to contribute to that success. However, under the current circumstances I am not prepared to vote the 17.4% of the Company’s stock beneficially owned by me and my affiliates in favor of the expansion of the 2004 Plan unless I am assured that the Board will be appropriately expanded to address my concerns.

I look forward to speaking with you further at your earliest convenience.

        Very truly yours,

        Glenn J. Krevlin
        Glenhill Advisors, LLC

cc: Members of the Board